

A Brand like a Friend

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.





06011325

Datum / Date	21.02.06	Abteilung / Dept.	FJC Corporate Matters
Ihre Nachricht / Your message		Telefon / Phone	+49 211 797 8959
		Telefax / Fax	+49 211 798 2464
		E-Mail / E-mail	thomas-gerd.kuehn@de.henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

SUPPL

Ladies and Gentlemen:

Enclosed please find a copy of Henkel KGaA's press release of February 21, 2006 "Henkel builds on success".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

Kühn   Nicolas

Enc.

Henkel

A Brand like a Friend

Press Release

Düsseldorf, February 21, 2006

Focus on innovation

Henkel builds on success

The Henkel Group generated sales and profits in fiscal 2005 markedly above the levels of the previous year. Sales rose by 13.0 percent and operating profit (EBIT) by 16.7 percent. All the Group's business sectors and regions contributed to this positive development. The proposal to the Annual General Meeting will be for an increase in dividends of 6 eurocents per share.

"Our innovations were once again an important factor in our success, providing us with a number of competitive advantages and contributing to encouraging organic sales growth," said Ulrich Lehner, Chairman of the Management Board of Henkel KGaA. "Our new products also enabled us to expand our market positions and generate further profitable growth. Now we want to concentrate even more on the development of new and creative ideas in all our corporate areas. We have therefore declared 2006 our Year of Innovation."

Düsseldorf, Germany – The Henkel Group has published its Annual Report for fiscal 2005. The key financials are as follows:

- **Sales** rose 13.0 percent to 11,974 million euros.
- **Organic sales**, i.e. sales after adjusting for foreign exchange, acquisitions and divestments, grew 3.5 percent.
- **Operating profit (EBIT)** increased 16.7 percent to 1,162 million euros.

- **Return on capital employed (ROCE)** improved 0.3 percentage points to 13.3 percent.
- **Earnings per preferred share** increased to 5.31 euros versus 5.24 euros in the previous year.

The Management Board, the Supervisory Board and the Shareholders' Committee propose to the Annual General Meeting an increase in **dividends** per preferred share from 1.30 euros to 1.36 euros, and per ordinary share from 1.24 euros to 1.30 euros.

Free cash flow improved to 684 million euros due to a reduction in net working capital.

Expenditures on **research and development** in fiscal 2005 were 324 million euros, 19.1 percent above the 272 million euros of the previous year. This corresponds to a 2.7 percent share of sales.

Investments in property, plant and equipment in 2005 totaled 393 million euros, an increase of 14.2 percent compared with the 344 million euros for 2004.

Business Sector Performance

Laundry & Home Care sales rose by 13.0 percent above the previous year, to 4,088 million euros. Both the first-time full-year consolidation of Dial and the businesses taken over from Clorox contributed to this rise. Organic growth was a gratifying 3.0 percent. Aside from Eastern Europe, sales also substantially increased in Turkey, China, India and Mexico. Despite declining markets, sales in Western Europe were also slightly higher. In North America, the insecticide and household cleaner businesses taken over from Clorox performed well. Within the *laundry segment*, growth was achieved in the heavy-duty detergents business due to both Dial and increased promotional activities. In the case of special detergents, the highest growth rates were achieved in Eastern Europe and Latin America. The innovation-driven household cleaning products of the *home care* segment once again performed very well. Encouraging growth was achieved with innovations such as Pril Power Spray, the WC cleaner in the "Alessi" design and further product extensions of the Bref Power

Cosmetics/Toiletries sales rose 6.2 percent to 2,629 million euros. Organic sales increased 1.3 percent. In Western Europe, the business sector benefited from growth in the German branded consumer goods business. Eastern Europe continued its strong growth with double-digit rates of increase. The Middle East and Latin America also registered higher sales. By contrast, developments in Asia-Pacific were more sluggish. The sales performance in North America was primarily attributable to the expansion of the Dial business. Several new colorant products were introduced in the *hair cosmetics* segment. The European rollout of the styling brand got2b continued and a care line was added to the range. The comprehensive revamp of the *body care* brand Fa and the launch of the Fa Yogurt line produced highly promising results. The *skin care* business was characterized by numerous product launches under the international Diadermine brand. The *oral care* segment showed a slight improvement. The *salon business* produced growth well above the market average.

Consumer and Craftsmen Adhesives sales rose 20.5 percent to 1,742 million euros. The rise is due to the acquisitions, the first-time consolidation of Sovereign and organic growth of 5.0 percent, which was above the market average. Business in Europe was slow due to prevailing market conditions. Performance in all the other regions exhibited much more dynamism, turning in double-digit percentage growth rates. One of the main activities undertaken in the *adhesive tapes for home, school and office* segment was the international launch of a range of innovative adhesive tape products such as the Easy Start line. In the *adhesives and sealants for construction, DIY and craftsmen* segment, the company considerably strengthened its position with respect to assembly adhesives. Tiling adhesives also once again performed well, with much of the momentum coming from Eastern Europe. The waterproofing products group was strengthened through the acquisition of Polybit.

Henkel Technologies sales increased 17.0 percent to 3,266 million euros, due to both the Sovereign and Orbseal acquisitions and strong organic growth of 5.5 percent. There were double-digit percentage increases in sales in all regions apart from Western Europe. Business with the *aerospace industry* experienced further growth due to increasing demand for composite adhesives. With the acquisition of Orbseal and various new applications in the vehicle acoustic sector, strong growth was achieved in the *automotive industry*. Business both with the *electronics industry* and

the *steel industry* was again further expanded. As a result of innovations in air and water filtration technology, the company significantly increased its market shares with respect to *consumer durables*. Business with the *consumer goods industry* developed well, especially in the packaging industry, and the business performance in the field of *industrial maintenance, repair and overhaul* also improved.

Regional Performance

In the regional breakdown, **Europe/Africa/Middle East** exhibited significant growth of 5.7 percent to 7,490 million euros, with **Germany** registering an encouraging increase. Due primarily to the successful integration of the acquisitions mentioned, sales in **North America** rose by 36.6 percent to 2,733 million euros. All the business sectors benefited with double-digit growth rates. The share of sales of this region rose accordingly, from 19 to 23 percent. Supported by good organic growth, the **Latin America** region registered a 21.1 percent increase in sales to 571 million euros, with all business sectors posting double-digit growth rates. Business in **Asia-Pacific** was similarly encouraging with sales growing by 20.2 percent to 931 million euros. The insecticides business taken over from Clorox in South Korea strengthened the Laundry & Home Care business sector. The Consumer and Craftsmen Adhesives and Henkel Technologies business sectors enjoyed strong growth momentum.

Major Participation

Ecolab Inc., St. Paul/Minnesota, USA, in which Henkel has a 28.6 percent interest, generated sales of 4,535 million US dollars in fiscal 2005, representing a rise of 8 percent above previous year. Net earnings for the year increased by 13 percent to 320 million US dollars. The market value of this participation on December 31, 2005 was 2,637 million US dollars (previous year: 2,544 million US dollars).

Outlook

The Henkel Group expects a slight improvement in the underlying economic conditions and intends again to grow faster than its relevant markets in 2006.

The Henkel Group expects to achieve organic sales growth (i.e. after adjusting for foreign exchange and acquisitions/divestments) of 3 to 4 percent in 2006.

Henkel expects operating profit (EBIT) to grow by around 10 percent after adjusting for foreign exchange.

Henkel likewise expects an increase of around 10 percent in earnings per preferred share (EPS).

"Henkel – A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group, a Fortune Global 500 company, operates in three strategic business areas - Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. More than 50,000 employees work for the Henkel Group worldwide. People in approximately 125 countries around the world trust in brands and technologies from Henkel.

This document contains forward-looking statements which are based on the current estimates and assumptions made by the corporate management of Henkel KGaA. Forward-looking statements are characterized by the use of words such as expect, intend, plan, predict, assume, believe, estimate, anticipate and similar formulations. Such statements are not to be understood as in any way guaranteeing that those expectations will turn out to be accurate. Future performance and the results actually achieved by Henkel KGaA and its affiliated companies depend on a number of risks and uncertainties and may therefore differ materially from the forward-looking statements. Many of these factors are outside Henkel's control and cannot be accurately estimated in advance, such as the future economic environment and the actions of competitors and others involved in the marketplace. Henkel neither plans nor undertakes to update any forward-looking statements.

Contact:
Ernst Primosch
Tel.: +49 211 797 – 3533
Fax: +49 211 798 – 9208
press@henkel.com

Lars Witteck
Tel.: +49 211 797 – 2606
Fax: +49 211 798 – 9208

Photo material can be downloaded at http://press.henkel.com

The 2005 Henkel Annual Report has been edited for user-friendly on-screen viewing and is available as online version in the Internet: http://financialreports.henkel.com/2005

Attachment 1

Restatements 2004

in million euros	2004*	2004 restated and comparable	Comments
Sales	10.592	10.592	
Operating profit (EBIT)	1.000	996	❶
Financial items	1	11	❷❸❹
Income before tax	1.001	1.007	
Taxes on income	-257	-259	❺
Net earnings	744	748	
Minority interests	-1	-1	
Earnings after minority interests	743	747	
Earnings per preferred share (in euros)	5,21	5,24	
Earnings per ordinary share (in euros)	5,15	5,18	

* before exceptional items (exchange of Clorox investment, impairment losses on goodwill, "Advanced Restructuring" measures) and before goodwill amortization

❶ Recognition of share-based payments in income statement (IFRS 2)

Since January 1, 2005, share-based payments have been accounted for in accordance with IFRS 2. As a result of the change-over to recognition of such payments as expenses in the income statement, the comparable figures for 2004 have been restated, i.e. IFRS 2 has been applied retrospectively to fiscal 2004. This restatement reduces operating profit for fiscal 2004 by 4 million euros (-1 million each for Laundry & Home Care, Cosmetics/Toiletries, Henkel Technologies and Corporate; respectively cost of sales -2 million euros; marketing, selling and distribution costs -1 million euros, administrative expenses -1 million euros).

effect: -4 million euros

❷ Accounting changes in respect of pension obligations (IAS 19.93A)

Actuarial gains and losses are now recognized in equity in accordance with IAS 19.93A. As a result of the transition from the previously applied corridor approach to the full recognition of actuarial gains and losses in the balance sheet, the comparable figures for 2004 have been restated. This restatement increases financial items for 2004 by the amortized actuarial losses amounting to 7 million euros.

effect: +7 million euros

❸ Discontinuance of scheduled goodwill amortization at Ecolab (IFRS 3)

Effective 2005, scheduled goodwill amortization is no longer applicable, having been replaced by the requirement to perform a goodwill impairment test (IFRS 3). Given that Ecolab is accounted for using the at-equity method, scheduled amortization of goodwill has also no longer been recognized (2004: 9 million euros). Financial items for 2004 have therefore been shown on a comparable basis.

effect: +9 million euros

❹ Change in accounting treatment of Ecolab's stock options plan (SFAS 123(R))

Ecolab applied the new SFAS 123(R)) standard (Share-based Payment) for the first time in its consolidated financial statements for the year ended December 31, 2005, with stock-based compensation payments being duly recognized in the income statement. Our financial items for 2004 have therefore been shown on a comparable basis (-6 million euros).

effect: -6 million euros

❺ Tax effects

Restatements ❶ to ❹ together result in an additional tax expense of 2 million euros.

effect: -2 million euros

Attachment 2

Key figures Q4/2005 and 1-12/2005

in million euros	Sales		EBIT*	
	Q4	1-12	Q4	1-12
Laundry & Home Care				
2005	1,033	4,088	114	433
2004	959	3,617	98	350
change versus previous year	7.7%	13.0%	16.8%	23.7%
after adjusting for foreign exchange	3.4%	12.2%	12.8%	23.1%
organic	1.3%	3.0%		
Cosmetics/Toiletries				
2005	670	2,629	89	321
2004	664	2,477	88	290
change versus previous year	1.0%	6.2%	1.5%	10.5%
after adjusting for foreign exchange	-2.4%	5.4%	-2.1%	10.1%
organic	-2.4%	1.3%		
Consumer and Craftsmen Adhesives				
2005	463	1,742	44	185
2004	343	1,446	37	169
change versus previous year	35.1%	20.5%	20.1%	9.7%
after adjusting for foreign exchange	28.3%	18.6%	12.4%	7.5%
organic	9.5%	5.0%		
Henkel Technologies				
2005	851	3,266	89	345
2004	687	2,791	73	298
change versus previous year	24.0%	17.0%	22.0%	15.9%
after adjusting for foreign exchange	17.5%	15.7%	13.8%	13.8%
organic	6.8%	5.5%		
Corporate				
2005	71	249	-35	-122
2004	68	261	-19	-111
Henkel Group				
2005	3,088	11,974	301	1,162
2004	2,721	10,592	277	996
change versus previous year	13.5%	13.0%	8.9%	16.7%
after adjusting for foreign exchange	8.7%	12.0%	3.2%	15.3%
organic	3.0%	3.5%		

Henkel Group	Q4/2004	Q4/2005	1-12/ 2004	1-12/ 2005	Change	
					Q4	1-12
Return on sales (EBIT) in %*	10.2	9.8	9.4	9.7	-0.4pp	0.3pp
Net earnings in million euros*	205	202	748	770	-1.5%	2.9%
Earnings after minority interests in million euros*	214	201	747	757	-6.1%	1.3%
Earnings per preferred share in euros*	1.50	1.41	5.24	5.31	-6.0%	1.3%
ROCE in %*	12.5	13.8	13.0	13.3	1.3pp	0.3pp

Changes on the basis of figures in thousand euros
pp = percentage points
* 2004 restated and comparable


Henkel
A Brand like a Friend

Presseinformation

Düsseldorf, 21. Februar 2006

Fokus auf Innovationen

Henkel hält seinen erfolgreichen Kurs

Die Henkel-Gruppe hat im Geschäftsjahr 2005 das Vorjahr bei Umsatz und Ergebnis deutlich übertroffen. Der Umsatz erhöhte sich um 13,0 Prozent und das betriebliche Ergebnis (EBIT) wurde um 16,7 Prozent gesteigert. Alle Unternehmensbereiche und alle Regionen trugen zu dieser positiven Entwicklung bei. Der Hauptversammlung wird eine Dividendenerhöhung von 6 Cent je Aktie vorgeschlagen.

„Ein wichtiger Erfolgsfaktor, mit dem wir Wettbewerbsvorteile erzielt haben, waren erneut unsere Innovationen. Sie haben zu einem erfreulichen organischen Umsatzwachstum beigetragen," erklärt Prof. Dr. Ulrich Lehner, Vorsitzender der Geschäftsführung der Henkel KGaA. „Mit neuen Produkten konnten wir unsere Marktpositionen ausbauen und weiter profitabel wachsen. Damit wir uns in allen Bereichen noch stärker auf die Entwicklung neuer und kreativer Ideen konzentrieren, haben wir 2006 zum Jahr der Innovationen erklärt."

Düsseldorf – Die Henkel-Gruppe hat ihren Geschäftsbericht für das Jahr 2005 vorgelegt. Die wichtigsten Finanzkennzahlen:

- Der **Umsatz** stieg um 13,0 Prozent auf 11.974 Mio. Euro.
- **Organisch**, das heißt bereinigt um Wechselkurseffekte, Akquisitionen und Divestments, stieg der Umsatz um 3,5 Prozent.
- Das **betriebliche Ergebnis (EBIT)** stieg um 16,7 Prozent auf 1.162 Mio. Euro.

- Die **Rendite auf das eingesetzte Kapital (ROCE)** verbesserte sich um 0,3 Prozentpunkte auf 13,3 Prozent.
- Das **Ergebnis je Vorzugsaktie** erhöhte sich auf 5,31 Euro, nach 5,24 Euro im Vorjahr.

Geschäftsführung, Aufsichtsrat und Gesellschafterausschuss schlagen der Hauptversammlung eine Erhöhung der **Dividende** je Vorzugsaktie von 1,30 Euro auf 1,36 Euro und je Stammaktie von 1,24 Euro auf 1,30 Euro vor.

Aufgrund der Reduzierung des Nettoumlaufvermögens stieg der **Free Cashflow** auf 684 Mio. Euro.

Die Aufwendungen für **Forschung und Entwicklung** lagen im Geschäftsjahr 2005 mit 324 Mio. Euro um 19,1 Prozent über dem Vorjahreswert von 272 Mio. Euro. Das entspricht einem Umsatzanteil von 2,7 Prozent.

Die **Investitionen in Sachanlagen** betrugen 2005 insgesamt 393 Mio. Euro. Nach 344 Mio. Euro im Vorjahr ist das eine Steigerung von 14,2 Prozent.

Entwicklung der Unternehmensbereiche

Der Umsatz des Unternehmensbereichs **Wasch-/Reinigungsmittel** lag mit 4.088 Mio. Euro um 13,0 Prozent über dem Vorjahreswert. Neben der erstmalig ganzjährigen Konsolidierung von Dial haben auch die von Clorox übernommenen Geschäfte dazu beigetragen. Das organische Wachstum betrug erfreuliche 3,0 Prozent. Neben Osteuropa konnten auch in der Türkei, China, Indien und Mexiko die Umsätze deutlich gesteigert werden. In Westeuropa konnten trotz rückläufiger Märkte die Umsätze leicht erhöht werden. In Nordamerika haben sich die von Clorox übernommenen Insektizid- und Haushaltsreinigergeschäfte gut entwickelt. Das Wachstum im *Waschmittel-Segment* ist bei den Universalwaschmitteln neben Dial auch auf erhöhte Werbeaktivitäten zurückzuführen. Bei den Spezialwaschmitteln kam das höchste Wachstum aus Osteuropa und Lateinamerika. Die innovationsgetriebenen *Reinigungsmittel* verzeichneten wieder eine sehr positive Entwicklung. Mit Innovationen wie Pril Power Spray, dem WC-Reiniger im „Alessi"-Design und weiteren Varianten des Bref Power Haushaltsreinigers konnte ein erfreuliches Wachstum erzielt werden.

Im Unternehmensbereich **Kosmetik/Körperpflege** erhöhte sich der Umsatz um 6,2 Prozent auf 2.629 Mio. Euro. Organisch stieg der Umsatz um 1,3 Prozent. In Westeuropa profitierte der Bereich vom Wachstum im deutschen Markenartikelgeschäft. Osteuropa konnte das starke Wachstum mit zweistelligen Steigerungsraten fortsetzen. Zulegen konnten auch der Nahe Osten und Lateinamerika. Asien/Pazifik entwickelte sich dagegen verhalten. Die Umsatzentwicklung in Nordamerika war vor allem durch das Dial-Geschäft geprägt. Im *Haarkosmetikgeschäft* wurden im Bereich der Colorationen mehrere neue Produkte eingeführt. Auch die Markteinführung der Stylingmarke got2b in Europa wurde fortgesetzt und um eine Pflegeserie erweitert. Vielversprechend waren der umfassende Relaunch der *Körperpflege*marke Fa und die Einführung der Fa Joghurt-Linie. Das *Hautpflegegeschäft* war geprägt durch zahlreiche Produkteinführungen unter der internationalen Marke Diadermine. Das Segment *Mundpflege* entwickelte sich leicht positiv und das *Frisörgeschäft* war von einem weit über der Marktentwicklung liegenden Wachstum gekennzeichnet.

Der Umsatz des Unternehmensbereichs **Klebstoffe für Konsumenten und Handwerker** stieg um 20,5 Prozent auf 1.742 Mio. Euro. Das Wachstum ist sowohl auf die Akquisitionen als auch auf die erstmalige Einbeziehung von Sovereign und das über dem Marktdurchschnitt liegende organische Wachstum von 5,0 Prozent zurückzuführen. Marktbedingt entwickelten sich die Geschäfte in den europäischen Märkten verhalten. Sehr dynamisch, mit zweistelligen Wachstumsraten, entwickelten sich alle anderen Regionen. Ein Schwerpunkt im Bereich *Klebebänder für Haushalt, Schule und Büro* war die internationale Einführung eines Klebebandsortiments mit einer Reihe innovativer Produkte, wie z.B. Easy Start. Im Segment *Kleb- und Dichtstoffe für Bau, Handwerker und Heimwerker* konnte die Position bei Montageklebern deutlich gestärkt werden. Die Fliesenkleber entwickelten sich erneut sehr gut, wobei die stärksten Impulse aus Osteuropa kamen. Die Produktgruppe der Feuchtigkeitsisolierung wurde durch die Akquisition von Polybit weiter gestärkt.

Der Unternehmensbereich **Henkel Technologies** verzeichnete einen Umsatzanstieg um 17,0 Prozent auf 3.266 Mio. Euro, der sowohl auf die Akquisitionen von Sovereign und Orbseal als auch auf das starke organische Wachstum von 5,5 Prozent zurückzuführen ist. Der Umsatz konnte in allen Regionen – bis auf Westeuropa – im zweistelligen Prozentbereich gesteigert werden. Das Geschäft mit der *Luftfahrtin-*

dustrie konnte durch einen steigenden Bedarf an Verbundklebstoffen erneut ausgebaut werden. Im *Automobilbereich* konnte dank der Akquisition von Orbseal und verschiedener neuer Anwendungen in der Fahrzeugakustik weltweit ein starkes Wachstum erreicht werden. Sowohl das Geschäft mit der *Elektronikindustrie* als auch der *Stahlindustrie* konnte wieder weiter ausgebaut werden. Durch Innovationen im Bereich der Luft- und Wasserfiltertechnik wurden die Marktanteile bei *langlebigen Gebrauchsgütern* deutlich gesteigert. Das Geschäft mit der *Konsumgüterindustrie*, besonders im Bereich der Verpackungsindustrie, entwickelte sich positiv und auch die Geschäftsentwicklung im Bereich der *Industriellen Instandhaltung* konnte verbessert werden.

Regionale Entwicklung

In der Regionalbetrachtung wies die Region **Europa/Afrika/Nahost** ein deutliches Wachstum von 5,7 Prozent auf 7.490 Mio. Euro aus, wobei **Deutschland** einen erfreulichen Zuwachs erzielte. Vor allem durch die erfolgreiche Eingliederung der genannten Akquisitionen erhöhte sich der Umsatz in der Region **Nordamerika** um 36,6 Prozent auf 2.733 Mio. Euro. Davon profitierten alle Unternehmensbereiche und wuchsen zweistellig. Der Umsatzanteil dieser Region erhöhte sich entsprechend von 19 Prozent auf 23 Prozent. Unterstützt von einem starken organischen Wachstum wies die Region **Lateinamerika** einen Umsatzanstieg von 21,1 Prozent auf 571 Mio. Euro aus. Alle Unternehmensbereiche trugen dazu mit jeweils zweistelligen Wachstumsraten bei. Ähnlich erfreulich entwickelten sich die Geschäfte in der Region **Asien/Pazifik**: Der Umsatz stieg um 20,2 Prozent auf 931 Mio. Euro. Das von Clorox in Südkorea übernommene Insektizid-Geschäft stärkte den Unternehmensbereich Wasch-/Reinigungsmittel. Die Unternehmensbereiche Klebstoffe für Konsumenten und Handwerker und Henkel Technologies zeigten eine hohe Wachstumsdynamik.

Wesentliche Beteiligung

Ecolab Inc., St. Paul/Minnesota, USA, an der Henkel mit 28,6 Prozent beteiligt ist, erzielte im Geschäftsjahr 2005 einen Umsatz von 4.535 Mio. US-Dollar, was einem Anstieg von 8 Prozent gegenüber dem Vorjahr entspricht. Der Jahresüberschuss stieg um 13 Prozent auf 320 Mio. US-Dollar. Der Marktwert dieser Beteiligung betrug zum 31. Dezember 2005 2.637 Mio. US-Dollar (Vorjahr 2.544 Mio. US-Dollar).

Ausblick

2006 erwartet die Henkel-Gruppe leicht verbesserte Rahmenbedingungen und will wieder stärker wachsen als die relevanten Märkte.

Die Henkel-Gruppe erwartet im Jahr 2006 ein organisches Umsatzwachstum (bereinigt um Wechselkurseffekte und Akquisitionen/Divestments) von 3 bis 4 Prozent.

Für das betriebliche Ergebnis (EBIT) erwartet Henkel einen Zuwachs, bereinigt um Wechselkurseffekte, von etwa 10 Prozent.

Für das Ergebnis je Vorzugsaktie (EPS) erwartet Henkel eine Steigerung von ebenfalls etwa 10 Prozent.

„Henkel - A Brand like a Friend". Henkel ist führend mit Marken und Technologien, die das Leben der Menschen leichter, besser und schöner machen. Die Henkel-Gruppe, die zu den Fortune Global 500 Unternehmen zählt, ist aktiv in drei strategischen Geschäftsfeldern – Wasch-/Reinigungsmittel (Home Care), Kosmetik/Körperpflege (Personal Care), Klebstoffe, Dichtstoffe und Oberflächentechnik (Adhesives, Sealants and Surface Treatment). Mehr als 50.000 Mitarbeiter sind weltweit für die Henkel-Gruppe tätig. Menschen in über 125 Ländern der Welt vertrauen Marken und Technologien von Henkel.

Diese Information enthält zukunftsbezogene Aussagen, die auf den gegenwärtigen Annahmen und Einschätzungen der Unternehmensleitung der Henkel KGaA beruhen. Mit der Verwendung von Worten wie erwarten, beabsichtigen, planen, vorhersehen, davon ausgehen, glauben, schätzen und ähnliche Formulierungen werden zukunftsgerichtete Aussagen gekennzeichnet. Diese Aussagen sind nicht als Garantien dafür zu verstehen, dass sich diese Erwartungen auch als richtig erweisen. Die zukünftige Entwicklung sowie die von der Henkel KGaA und ihren Verbundenen Unternehmen tatsächlich erreichten Ergebnisse sind abhängig von einer Reihe von Risiken und Unsicherheiten und können daher wesentlich von den zukunftsbezogenen Aussagen abweichen. Verschiedene dieser Faktoren liegen außerhalb des Einflussbereichs von Henkel und können nicht präzise vorausgeschätzt werden wie z.B. das künftige wirtschaftliche Umfeld sowie das Verhalten von Wettbewerbern und anderen Marktteilnehmern. Eine Aktualisierung der zukunftsbezogenen Aussagen ist weder geplant noch übernimmt Henkel hierzu eine gesonderte Verpflichtung.

Kontakt:
Henkel-Gruppe
Unternehmenskommunikation

Ernst Primosch		Lars Witteck	
Telefon:	0211-797-3533	Telefon:	0211-797-2606
Fax:	0211-798-2484	Fax:	0211-798-9208

press@henkel.com

Fotomaterial zum Download ist verfügbar unter http://presse.henkel.de

Bildschirmgerecht und nutzerfreundlich aufbereitet finden Sie den Henkel Geschäftsbericht 2005 als Online-Version auch im Internet unter: http://finanzberichte.henkel.de/2005

Attachment 2

Restatements 2004

in Mio. Euro	2004*	2004 restated und vergleichbar	Kommentare
Umsatz	10.592	10.592	
Betriebliches Ergebnis (EBIT)	1.000	996	❶
Finanzergebnis	1	11	❷❸❹
Ergebnis vor Steuern	1.001	1.007	
Steuern	-257	-259	❺
Jahresüberschuss	744	748	
Anteile anderer Gesellschafter	-1	-1	
Ergebnis nach Anteilen anderer Gesellschafter	743	747	
Ergebnis je Vorzugsaktie (Euro)	5,21	5,24	
Ergebnis je Stammaktie (Euro)	5,15	5,18	

* vor Sondereinflüssen (Tausch Clorox-Beteiligung, Sonder-Geschäftswertabschreibungen, "Advanced Restructuring"-Maßnahmen) und vor Geschäftswertabschreibungen

❶ Erfolgswirksame Berücksichtigung aktienbasierter Vergütungsinstrumente (IFRS 2)

Seit dem 1. Januar 2005 werden aktienbasierte Vergütungstransaktionen gemäß den Vorschriften des IFRS 2 bilanziert. Aufgrund des Übergangs auf die erfolgswirksame Erfassung aktienbasierter Vergütungsinstrumente wurden die Vergleichszahlen für 2004 restated, d.h. der Standard IFRS 2 wurde rückwirkend auf das Geschäftsjahr 2004 angewendet. Dieses Restatement verringert das betriebliche Ergebnis des Jahres 2004 um 4 Mio. Euro (jeweils -1 Mio. Euro bei Wasch-/Reinigungsmittel, Kosmetik/Körperpflege, Henkel Technologies und Corporate bzw. bei Kosten der umgesetzten Leistungen -2 Mio. Euro, Marketing- und Vertriebskosten -1 Mio. Euro, Verwaltungskosten -1

Effekt: -4 Mio. Euro

❷ Bilanzierungsänderung Pensionsverpflichtungen (IAS 19 Tz. 93A)

Versicherungsmathematische Gewinne und Verluste werden nun gemäß IAS 19, Tz 93A mit dem Eigenkapital verrechnet. Aufgrund des Übergangs vom bisher verwendeten Korridoransatz auf den vollständigen Ansatz der versicherungsmathematischen Gewinne und Verluste in der Bilanz wurden die Vergleichszahlen für 2004 restated. Dadurch verbessert sich das Finanzergebnis des Jahres 2004 um die Amortisation von versicherungsmathematischen Verlusten in Höhe von 7 Mio. Euro.

Effekt: +7 Mio. Euro

❸ Aussetzung Geschäftswertabschreibungen Ecolab (IFRS 3)

Seit 2005 werden Geschäftswerte nicht mehr planmäßig abgeschrieben, sondern mittels Werthaltigkeitstests auf Abschreibungsbedarf überprüft (IFRS 3). Im Rahmen der at-equity-Bilanzierung von Ecolab wurden ebenfalls keine Abschreibungen des Geschäftswertes (2004: 9 Mio. Euro) mehr berücksichtigt. Das Finanzergebnis des Jahres 2004 ist entsprechend vergleichbar dargestellt.

Effekt: +9 Mio. Euro

❹ Bilanzierungsänderung Aktienoptionsprogramm Ecolab (SFAS 123(R))

Ecolab wendete in ihrem Konzernabschluss zum 31. Dezember 2005 erstmalig den neuen Standard SFAS 123 (R) and und behandelte aktienbasierte Vergütungen erfolgswirksam. Unser Finanzergebnis des Jahres 2004 ist entsprechend vergleichbar dargestellt (-6 Mio. Euro).

Effekt: -6 Mio. Euro

❺ Steuereffekte

Aus den Restatements ❶ bis ❹ ergab sich in Summe ein zusätzlicher Steueraufwand von 2 Mio. Euro.

Effekt: -2 Mio. Euro

Attachment 2

Kennzahlen 4. Quartal 2005 und 1-12/2005

in Mio. Euro	Umsatz Q4	Umsatz 1-12	EBIT* Q4	EBIT* 1-12
Wasch-/Reinigungsmittel				
2005	1.033	4.088	114	433
2004	959	3.617	98	350
Veränderung zum Vorjahr	7,7%	13,0%	16,8%	23,7%
bereinigt um Wechselkurseffekte	3,4%	12,2%	12,8%	23,1%
organisch	1,3%	3,0%		
Kosmetik/Körperpflege				
2005	670	2.629	89	321
2004	664	2.477	88	290
Veränderung zum Vorjahr	1,0%	6,2%	1,5%	10,5%
bereinigt um Wechselkurseffekte	-2,4%	5,4%	-2,1%	10,1%
organisch	-2,4%	1,3%		
Klebstoffe für Konsumenten und Handwerker				
2005	463	1.742	44	185
2004	343	1.446	37	169
Veränderung zum Vorjahr	35,1%	20,5%	20,1%	9,7%
bereinigt um Wechselkurseffekte	28,3%	18,6%	12,4%	7,5%
organisch	9,5%	5,0%		
Henkel Technologies				
2005	851	3.266	89	345
2004	687	2.791	73	298
Veränderung zum Vorjahr	24,0%	17,0%	22,0%	15,9%
bereinigt um Wechselkurseffekte	17,5%	15,7%	13,8%	13,8%
organisch	6,8%	5,5%		
Corporate				
2005	71	249	-35	-122
2004	68	261	-19	-111
Henkel-Gruppe				
2005	3.088	11.974	301	1.162
2004	2.721	10.592	277	996
Veränderung zum Vorjahr	13,5%	13,0%	8,9%	16,7%
bereinigt um Wechselkurseffekte	8,7%	12,0%	3,2%	15,3%
organisch	3,0%	3,5%		

Henkel-Gruppe	Q4/2004	Q4/2005	1-12/ 2004	1-12/ 2005	Veränderung Q4	Veränderung 1-12
Umsatzrendite (EBIT) in %*	10,2	9,8	9,4	9,7	-0,4pp	0,3pp
Quartals-/Jahresüberschuss in Mio. Euro*	205	202	748	770	-1,5%	2,9%
Ergebnis nach Ant. anderer Gesellsch. in Mio. Euro*	214	201	747	757	-6,1%	1,3%
Ergebnis je Vorzugsaktie in Euro*	1,50	1,41	5,24	5,31	-6,0%	1,3%
Rendite auf das eingesetzte Kapital (ROCE) in %*	12,5	13,8	13,0	13,3	1,3pp	0,3pp

Veränderungen auf Basis der Werte in T€
pp = Prozentpunkte
* 2004 restated und vergleichbar



A Brand Like a Friend

RECEIVED
2006 MAR -6 A 9:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Datum / Date 21.02.06
Ihre Nachricht /
Your message

Abteilung / Dept. FJC Corporate Matters

Telefon / Phone +49 211 797 8959
Telefax / Fax +49 211 798 2464
E-Mail / E-mail thomas-gerd.kuehn@de.henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find a copy of Henkel KGaA's press release of February 20, 2006 "Henkel to acquire leading deodorant brands in the USA".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

Kühn   Nicolas

Enc.

Postanschrift
Henkel KGaA
40191 Düsseldorf, Deutschland

Firmensitz
Henkelstraße 67
40589 Düsseldorf, Deutschland

Telefon +49 211 797-0
Telefax +49 211 798-40 08

Bankverbindungen
Commerzbank AG, Düsseldorf
Konto 1 109 222, BLZ 300 400 00
BIC/SWIFT COBADEDD, IBAN
DE08 3004 0000 0110 9222 00

Deutsche Bank AG, Düsseldorf
Konto 2 272 409, BLZ 300 700 10
BIC/SWIFT DEUTDEDD, IBAN

Dresdner Bank AG, Düsseldorf
Konto 2 114 562, BLZ 300 800 00
BIC/SWIFT DRESDEFF300, IBAN
DE34 3008 0000 0211 4562 00

USt-IdNr. DE 119 429 301

Kommanditgesellschaft auf Aktien
Sitz Düsseldorf

Aufsichtsratsvorsitzender
Dipl.-Ing. Albrecht Woeste

Geschäftsführung
Prof. Dr. Ulrich Lehner (Vorsitzender),
Dr. Jochen Krautter
(als persönlich haftende Gesellschafter)

Alois Linder, Kasper Rorsted,

Henkel

A Brand like a Friend

Press Release

February 20, 2006

Expansion of the Cosmetics/Toiletries business

Henkel to acquire leading deodorant brands in the USA

The Dial Corporation, a company of the Henkel Group, signed an agreement to acquire several well-known and successful body care brands from Procter & Gamble. Sales in 2005 of these brands amounted to about 275 million US dollars.

Düsseldorf – The Dial Corporation, Scottsdale and The Gillette Company, a subsidiary of Procter & Gamble, signed a definitive agreement on February 20, 2006, under which Dial will acquire several strong antiperspirant/deodorant brands. These very well-known brands include Right Guard, Soft & Dri and Dry Idea, which Procter & Gamble was required to divest as part of the FTC Consent Decree related to the Procter & Gamble/Gillette merger. The purchase price amounts to about 420 million US dollars.

Closing of this transaction, which is still subject to customary approval from the antitrust authorities, is expected before the end of the first quarter of 2006.

"These leading brands are a perfect fit to our core business body care and will further increase growth and profitability of this business," says Hans Van Bylen, Executive Vice President of Henkel Cosmetics/Toiletries. "We are excited to become the num-

ber 3 in the attractive U.S. deodorants market through this acquisition, thus complementing the strong Dial portfolio."

The brands that are to be acquired realize 80 percent of their sales in North America, the rest mainly in United Kingdom. A smaller share of sales is realized in Latin America and Australia.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group, a Fortune Global 500 company, operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2005 the Henkel Group generated sales of 11.974 billion euros. More than 50,000 employees work for the Henkel Group worldwide. People in approximately 125 countries around the world trust in brands and technologies from Henkel.

This document contains forward-looking statements which are based on the current estimates and assumptions made by the corporate management of Henkel KGaA. Forward-looking statements are characterized by the use of words such as expect, intend, plan, predict, assume, believe, estimate, anticipate and similar formulations. Such statements are not to be understood as in any way guaranteeing that those expectations will turn out to be accurate. Future performance and the results actually achieved by Henkel KGaA and its affiliated companies depend on a number of risks and uncertainties and may therefore differ materially from the forward-looking statements. Many of these factors are outside Henkel's control and cannot be accurately estimated in advance, such as the future economic environment and the actions of competitors and others involved in the marketplace. Henkel neither plans nor undertakes to update any forward-looking statements.

Contact:
Ernst Primosch
Tel.: +49 211 797 – 3533
Fax: +49 211 798 – 9208
press@henkel.com
http://press.henkel.com

Lars Witteck
Tel.: +49 211 797 – 2606
Fax: +49 211 798 – 9208


Henkel

A Brand like a Friend

Presseinformation

20. Februar 2006

Stärkung des Bereichs Kosmetik/Körperpflege

Henkel will führende Deodorant-Marken in den USA übernehmen

The Dial Corporation, ein Unternehmen der Henkel-Gruppe, hat eine Vereinbarung zum Kauf mehrerer bekannter und erfolgreicher Körperpflegemarken von Procter & Gamble unterzeichnet. Der Umsatz, den diese Marken 2005 erzielten, lag bei rund 275 Mio. US-Dollar.

Düsseldorf – The Dial Corporation, Scottsdale/USA und The Gillette Company, ein Tochterunternehmen von Procter & Gamble, haben am 20. Februar 2006 einen endgültigen Vertrag unterzeichnet, nach dem Dial mehrere starke Deodorant-Marken übernehmen wird. Bei diesen sehr bekannten Marken handelt es sich unter anderem um Right Guard, Soft & Dri und Dry Idea. Im Rahmen des Genehmigungsverfahrens zum Procter & Gamble & Gillette-Zusammenschluss hatte die Federal Trade Commission (FTC) P&G zur Auflage gemacht, diese Marken zu verkaufen. Der Kaufpreis beträgt rund 420 Mio. US-Dollar.

Der Vollzug der Transaktion, der noch unter den üblichen kartellrechtlichen Vorbehalten steht, wird noch im ersten Quartal 2006 erwartet.

„Die führenden Marken passen perfekt in unser Kerngeschäft der Körperpflege und werden das Wachstum und die Profitabilität dieses Geschäfts noch weiter erhöhen," erläutert Hans Van Bylen, Mitglied der Geschäftsführung der Henkel KGaA und ver-

antwortlich für den Unternehmensbereich Kosmetik/Körperpflege. „Wir freuen uns, mit dieser Akquisition die Nummer 3 im attraktiven US-amerikanischen Deodorant-Markt zu werden und damit das starke Dial-Portfolio zu ergänzen."

Die zu übernehmenden Marken erzielen rund 80 Prozent ihrer Umsätze in Nordamerika. Ein weiterer wichtiger Absatzmarkt ist Großbritannien. Ein kleinerer Umsatzanteil wird in Lateinamerika und in Australien erzielt.

„Henkel - A Brand like a Friend". Henkel ist führend mit Marken und Technologien, die das Leben der Menschen leichter, besser und schöner machen. Die Henkel-Gruppe, die zu den Fortune Global 500 Unternehmen zählt, ist aktiv in drei strategischen Geschäftsfeldern – Wasch-/Reinigungsmittel (Home Care), Kosmetik/Körperpflege (Personal Care), Klebstoffe, Dichtstoffe und Oberflächentechnik (Adhesives, Sealants and Surface Treatment). Im Geschäftsjahr 2005 erzielte die Henkel-Gruppe einen Umsatz von 11.974 Mio. Euro. Mehr als 50.000 Mitarbeiter sind weltweit für die Henkel-Gruppe tätig. Menschen in rund 125 Ländern der Welt vertrauen Marken und Technologien von Henkel.

Diese Information enthält zukunftsbezogene Aussagen, die auf den gegenwärtigen Annahmen und Einschätzungen der Unternehmensleitung der Henkel KGaA beruhen. Mit der Verwendung von Worten wie erwarten, beabsichtigen, planen, vorhersehen, davon ausgehen, glauben, schätzen und ähnliche Formulierungen werden zukunftsgerichtete Aussagen gekennzeichnet. Diese Aussagen sind nicht als Garantien dafür zu verstehen, dass sich diese Erwartungen auch als richtig erweisen. Die zukünftige Entwicklung sowie die von der Henkel KGaA und ihren Verbundenen Unternehmen tatsächlich erreichten Ergebnisse sind abhängig von einer Reihe von Risiken und Unsicherheiten und können daher wesentlich von den zukunftsbezogenen Aussagen abweichen. Verschiedene dieser Faktoren liegen außerhalb des Einflussbereichs von Henkel und können nicht präzise vorausgeschätzt werden wie z.B. das künftige wirtschaftliche Umfeld sowie das Verhalten von Wettbewerbern und anderen Marktteilnehmern. Eine Aktualisierung der zukunftsbezogenen Aussagen ist weder geplant noch übernimmt Henkel hierzu eine gesonderte Verpflichtung.

Kontakt
Ernst Primosch
Tel.: +49 211 797 – 3533
Fax: +49 211 798 – 9208
press@henkel.com
http://presse.henkel.de

Lars Witteck
Tel.: +49 211 797 – 2606
Fax: +49 211 798 – 9208